Exhibit 99.1

Press Release www.shire.com

SHIRE TO ACQUIRE DYAX CORP, EXPANDING AND EXTENDING

INDUSTRY-LEADING HEREDITARY ANGIODEMA (HAE) PORTFOLIO

Lead pipeline product, DX-2930, is a Phase 3-ready asset, offering potentially transformative prophylactic therapy for HAE

•	DX-2930 has potential to expand HAE-treated patients and achieve annual worldwide sales of up to $2 billion with exclusivity beyond 2030

•	DX-2930 is supported by proof-of-concept Phase 1B data, demonstrating a >90% reduction in HAE attacks compared to placebo in the 300mg/400mg arms in patients with ≥ 2 attacks in the 3 months prior to study entry

•	Acquisition furthers Shire’s strategy to become a leading global biotech

Dublin, Ireland; and Burlington, Mass. – November 2, 2015 – Shire plc (LSE: SHP, NASDAQ: SHPG) and Dyax Corp. (NASDAQ: DYAX) today announced that Shire will acquire Dyax for $37.30 in cash per Dyax share, for aggregate upfront consideration of approximately $5.9 billion. Dyax shareholders may receive additional value through a non-tradable contingent value right (CVR) that will pay $4.00 in cash per Dyax share upon approval of DX-2930 in HAE, representing a potential additional $646 million in aggregate contingent consideration.

Dyax is a publicly traded, Massachusetts-based biotechnology company primarily focused on the development of plasma kallikrein (pKal) inhibitors for the treatment of HAE, a debilitating and sometimes life-threatening rare genetic disease. Dyax has already successfully developed and commercialized KALBITOR, which is approved for HAE acute treatment in patients 12 years of age and older, and represented an early innovation in HAE treatment.

Dyax’s most advanced clinical program is DX-2930, a Phase 3-ready, fully humanized monoclonal antibody targeting pKal with proof-of-concept Phase 1B efficacy data. This data demonstrate a > 90% reduction in HAE attacks compared to placebo in the 300mg/400mg arms in patients with ≥ 2 attacks in the 3 months prior to study entry.

DX-2930 has received Fast Track, Breakthrough Therapy, and Orphan Drug designations by the FDA and has also received Orphan Drug status in the EU. It is expected to enter Phase 3 clinical trials by year-end 2015. If approved for the prevention of Type 1 and Type 2 HAE, DX-2930 could generate estimated annual global sales of up to $2.0 billion.

Registered in Jersey, No. 99854, 22 Grenville Street, St Helier, Jersey JE4 8PX

Transaction Highlights

DX-2930

•	Adds Dyax’s DX-2930, a Phase 3-ready, long-acting injectable monoclonal antibody for HAE prophylaxis, with the potential to lower rates of HAE attacks and significantly improve patient convenience based on clinical trial data reported to date

•	Offers patent protection and anticipated regulatory exclusivity beyond 2030

•	Adds to Shire’s best-in-class therapies addressing significant unmet patient need

Shire and Dyax Combination

•	Combines Dyax’s HAE commercial and research and development expertise with Shire’s HAE leadership and proven ability to advance rare disease assets through development to commercialization

•	Provides additional early-stage antibody pipeline programs for the treatment of autoimmune diseases, diabetic macular edema and thrombosis

•	Adds Dyax’s well-established proprietary phage display antibody generation technology to Shire’s rare diseases discovery capabilities, as well as partnering revenue associated with Dyax’s Licensing and Funded Research Portfolio (LFRP)

Shire

•	Expands and extends Shire’s industry-leading HAE portfolio (FIRAZYR and CINRYZE), advancing its leadership position in rare diseases and enhancing an already robust growth profile

•	Brings potential for substantial value creation to Shire’s shareholders, with significant earnings accretion expected assuming FDA approval and anticipated DX-2930 launch in 2018

•	Furthers Shire’s transformation to a leading global biotech and world leader in rare diseases

Shire Chief Executive Officer Flemming Ornskov, M.D., commented:

“This highly complementary transaction aligns with and accelerates our strategy to build a global leading biotechnology company focused on rare diseases and specialty conditions. It adds to our portfolio of best-in-class therapies addressing unmet needs in our core therapeutic areas, expanding and extending our leadership position in HAE. We have closely followed DX-2930’s progress in the evolving HAE landscape for some time, and we admire the work of the Dyax team in moving this next-generation therapy forward. Through compelling proof of concept clinical data, this potentially transformative therapy has been shown to be both highly efficacious and convenient, two key product attributes desired by both physicians and patients.”

Dr. Ornskov continued, “DX-2930 is a strategic fit within our HAE domain expertise, and we are well-positioned to advance the development, registration, and commercialization of DX-2930 for the benefit of HAE patients. This transaction also offers other potential upside opportunities, including Dyax’s early-stage pipeline. Following the close of this transaction, we look forward to welcoming Dyax employees, who will bring to Shire substantial clinical and commercial expertise in HAE. Dyax is to be commended for the world class organization they have built focused on HAE.”

“I am also confident that our M&A expertise and the ongoing strength of our business will enable rapid and effective integration following the closing, as demonstrated by the success of our NPS and ViroPharma acquisitions. Even with this transaction, we will continue to have the financial firepower to pursue other value-added strategic acquisitions, including Baxalta.”

Dyax President and Chief Executive Officer Gustav A. Christensen said:

“We believe this transaction will deliver substantial value to our shareholders and highlights our shared commitment to bringing innovative medicines to patients who suffer from the devastating effects of HAE. Our approved product, KALBITOR, was an important first step to bringing a range of HAE medicines to patients. Shire’s expertise and proven rare disease patient identification and management capabilities make it the ideal partner to efficiently bring DX-2930 to HAE patients worldwide. I’m proud of the company that our team has built, and I’m confident that Dyax’s important mission and focus on improving the lives of patients will continue as part of the Shire family.”

About HAE

HAE is a rare, debilitating genetic inflammatory condition, which causes episodes of swelling in the face, extremities, and GI tract and can be life threatening. It is estimated that 30-40% of patients afflicted by HAE in the U.S. and EU remain undiagnosed, creating a significant growth opportunity in this area. Further, prophylactic treatment is likely underutilized with roughly 40% of patients only treating their attacks acutely on an as-needed basis.

Information on DX-2930

Through the transaction, Shire will acquire DX-2930, a Phase 3-ready novel long-acting highly potent human monoclonal antibody inhibitor of pKal, which has patent protection and anticipated regulatory exclusivity beyond 2030. Proof of concept was demonstrated in a multi-center, randomized, double-blind, placebo-controlled, multiple ascending dose Phase 1B study in HAE patients, based on patients in 300mg, 400mg and placebo groups, who reported having at least two HAE attacks in the three months prior to study entry. Each patient received two treatments of DX-2930 separated by 14 days. During the pre-specified, primary efficacy interval of six weeks (Day 8 to 50), the HAE attack rate was reduced by over 90% in the DX-2930 combined 300mg and 400mg arms, with 0 attacks in the 300mg group (n=4; p < 0.0001) and 0.045 attacks per week in the 400 mg group (n=11; p =0.005), compared to 0.37 attacks per week in the placebo group (n=11). DX-2930 was well tolerated at all dose levels with no evidence of dose-limiting toxicity up to 400 mg. The most common adverse events were HAE attacks, injection site pain, and headache, which were not appreciably higher in the DX-2930 arms compared with placebo. In the study, a total of 37 patients were randomized to active drug or placebo in a 2:1 ratio across 4 dosing groups of 30, 100, 300, or 400mg. Each patient received two doses of DX-2930 or placebo, separated by 14 days, and was followed for 15 weeks after the second dose.

A post hoc analysis of a subgroup of four patients who participated in the Phase 1B study from the 300mg (1) and 400mg (3) cohorts with severe HAE (9-36 attacks in the prior 3 months) had no breakthrough attacks on DX-2930 during the observation period (Day 8 to 50).

There were no deaths or patient discontinuations due to an adverse event, no serious adverse events in patients treated with DX-2930 and no evidence of dose-limiting toxicity was observed. There was no safety signal in treatment-emergent adverse events, clinical laboratory results, vital signs, or electrocardiograms. Subcutaneous injection was well tolerated.

With a novel mechanism of action, the potential for more convenient dosing in an every other week or once monthly subcutaneous injectable form and the ability to significantly reduce HAE attacks, DX-2930 has the potential to expand the market to patients currently not treated with prophylaxis therapy.

DX-2930 has received Fast Track, Breakthrough Therapy, and Orphan Drug designations by the FDA and received Orphan Drug status in the EU. It is expected to enter Phase 3 clinical trials by year-end 2015.

Additional Value from Dyax Pipeline and Phage Display Technology

In addition to DX-2930 for HAE, Dyax brings other early-stage, pre-clinical, antibody pipeline programs, including exploration of DX-2930 for diabetic macular edema; DX-2507, an anti-FcRN for the treatment of antibody-mediated autoimmune diseases, and DX-4012, an anti-factor Xlla antibody for thrombosis.

Dyax has a proven track record of bringing products to market through its phage display discovery platform, a patented antibody generation technology used to improve the speed and cost-effectiveness of internal and partner drug discovery, which produced DX-2930. Through the acquisition, Shire will also acquire an extensive LFRP, which includes the approved product CYRAMZA® (ramucirumab), marketed by Eli Lilly & Co. The LFRP includes additional product candidates by licensees in various clinical development stages for which Shire would receive royalties or milestone payments post-approval.

Transaction Details

Under the agreement, Shire has agreed to acquire Dyax for $37.30 per Dyax share, for aggregate upfront cash consideration of $5.9 billion and a non-tradable contingent value right (CVR) that will pay an additional $4.00 in cash per Dyax share upon FDA approval of DX-2930 for the prevention of type 1 and type 2 HAE, if approved prior to December 31, 2019, representing a potential additional $646 million in aggregate contingent consideration.

The proposed transaction is expected to enhance Shire’s long-term top and bottom line growth profile, and is expected to be slightly dilutive to earnings in 2016 and 2017, and accretive in 2018 and beyond, assuming U.S. approval of DX-2930 in 2018.

Related to the transaction, Shire anticipates that it will realize operating synergies of $50 million starting in 2017 and growing to at least $100 million in 2019 and thereafter when comparing to the Street’s consensus forecast of Dyax’s standalone future operating cost base.

Shire’s significant M&A and rare diseases development and commercial expertise is expected to enable rapid and effective integration and deliver operating synergies.

Financing

Shire has secured a $5.6 billion fully underwritten term loan bank facility, which, in addition to the amount undrawn under its $2.1 billion revolving credit facility, is available to finance the transaction. The transaction is not subject to any financing contingency.

Closing

This transaction constitutes a Class 2 transaction for the purposes of the U.K. listing rules and, as such, Shire shareholder approval is not required. The transaction has been unanimously approved by the Boards of Directors of both Shire and Dyax and is expected to close in the first half of 2016. The transaction is subject to approval by Dyax shareholders and customary closing conditions and regulatory approvals.

Deutsche Bank, Evercore and Morgan Stanley are acting as financial advisers to Shire. Centerview Partners is acting as exclusive financial adviser to Dyax. Ropes & Gray, Davis Polk & Wardwell and Slaughter & May are acting as legal advisers to Shire and Sullivan & Cromwell are acting as legal adviser to Dyax.

Deutsche Bank and Morgan Stanley are also providing financing for the transaction.

Live Conference Call for Investors with CEOs from Shire and Dyax

Shire’s Flemming Ornskov, M.D., Chief Executive Officer; Jeff Poulton, Chief Financial Officer; Mark Enyedy, Head of Corporate Development; and Philp J. Vickers, Ph.D., Head of R&D; and Gustav Christensen, President and CEO of Dyax, will host a conference call for investors and analysts today, November 2, 2015 at 8 a.m., Eastern U.S. Time.

The details of the conference call are as follows:

UK dial in:	0808 237 0030 or 020 3139 4830
US dial in:	1 866 928 7517 or 1 718 873 9077
Password/Conf ID:	21370034#
Live Webcast:	Click here

Replay:

A replay of the presentation will be available for two weeks by phone and by webcast for three months.

UK dial in:	0808 237 0026 or 020 3426 2807
US dial in:	1 866 535 8030
Password/Conf ID:	663943#
Live Webcast:	Click here

For further information please contact:

Shire Investor Relations

Matt Osborne	mattosborne@Shire.com	+ 1 781 482 9502

Sarah Elton-Farr	seltonfarr@Shire.com	+44 1256 894157

Shire Media Relations

Michele Galen	mgalen@Shire.com	+1 781 482-1867

Gwen Fisher	gfisher@Shire.com	+1 484 595 9836

Dyax Investor Relations and Corporate Communications

Jennifer Robinson	jrobinson@dyax.com	+16172505741

Note to Editors

About Shire

Shire enables people with life-altering conditions to lead better lives.

Our strategy is to focus on developing and marketing innovative specialty medicines to meet significant unmet patient needs.

We focus on providing treatments in Rare Diseases, Neuroscience, Gastrointestinal and Internal Medicine and are developing treatments for symptomatic conditions treated by specialist physicians in other targeted therapeutic areas, such as Ophthalmics.

www.Shire.com

About Dyax Corp.

Dyax is a biopharmaceutical company focused on the development and commercialization of novel biotherapeutics for unmet medical needs. The Company is developing DX-2930, a fully human monoclonal antibody, for the prevention of HAE attacks. Additionally, Dyax markets KALBITOR® (ecallantide) for the treatment of acute attacks of HAE in patients 12 years of age and older.

Both DX-2930 and KALBITOR were identified using Dyax’s proprietary phage display technology. Dyax has broadly licensed this technology under its Licensing and Funded Research Portfolio (LFRP). The current portfolio includes one FDA approved product, Eli Lilly and Company’s CYRAMZA (ramucirumab), for which Dyax receives royalties, and multiple product candidates in various stages of clinical development for which the Company is eligible to receive future milestones and royalties.

For additional information about Dyax, please visit www.dyax.com.

For additional information about KALBITOR, including full prescribing information, please visit www.KALBITOR.com.

This transaction constitutes a Class 2 transaction for the purposes of the U.K. listing rules, accordingly, the following financial disclosure is provided. The value of Dyax’s gross assets were $348.9 million with net assets totaling $314.5 million as of September 30, 2015. Dyax’s reported a net loss of $11.9 million for the 12 months ended December 31, 2014.

FORWARD LOOKING STATEMENTS

Statements included herein that are not historical facts, including without limitation statements concerning our proposed acquisition of Dyax and the timing and financial and strategic benefits thereof, the anticipated timing of clinical trials and approval, as well as the commercial potential, for DX-2930 are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Shire’s results could be materially adversely affected. The risks and uncertainties include, but are not limited to, that:

•	Shire’s and Dyax products may not be a commercial success;

•	product sales from ADDERALL XR and INTUNIV are subject to generic competition;

•	the failure to obtain and maintain reimbursement, or an adequate level of reimbursement, by third-party payers in a timely manner for Shire’s products may affect future revenues, financial condition and results of operations;

•	Shire conducts its own manufacturing operations for certain of its products and is reliant on third party contract manufacturers to manufacture other products and to provide goods and services. Some of Shire’s products or ingredients are only available from a single approved source for manufacture. Any disruption to the supply chain for any of Shire’s products may result in Shire being unable to continue marketing or developing a product or may result in Shire being unable to do so on a commercially viable basis for some period of time;

•	the manufacture of Shire’s products is subject to extensive oversight by various regulatory agencies. Regulatory approvals or interventions associated with changes to manufacturing sites, ingredients or manufacturing processes could lead to significant delays, an increase in operating costs, lost product sales, an interruption of research activities or the delay of new product launches;

•	Shire and Dyax have portfolios of products in various stages of research and development. The successful development of these products, including DX-2930, is highly uncertain and requires significant expenditures and time, and there is no guarantee that these products will receive regulatory approval;

•	the actions of certain customers could affect Shire’s ability to sell or market products profitably. Fluctuations in buying or distribution patterns by such customers can adversely affect Shire’s revenues, financial condition or results of operations;

•	investigations or enforcement action by regulatory authorities or law enforcement agencies relating to Shire’s activities in the highly regulated markets in which it operates may result in significant legal costs and the payment of substantial compensation or fines;

•	adverse outcomes in legal matters and other disputes, including Shire’s ability to enforce and defend patents and other intellectual property rights required for its business, could have a material adverse effect on Shire’s revenues, financial condition or results of operations;

•	Shire faces intense competition for highly qualified personnel from other companies and organizations. Shire is undergoing a corporate reorganization and was the subject of an unsuccessful acquisition proposal and the consequent uncertainty could adversely affect Shire’s ability to attract and/or retain the highly skilled personnel needed for Shire to meet its strategic objectives;

•	failure to achieve Shire’s strategic objectives with respect to the acquisition of NPS Pharmaceuticals Inc. and Dyax may adversely affect Shire’s financial condition and results of operations;

•	Shire’s strategy to acquire Baxalta may not be successful: Baxalta may refuse to cooperate with Shire; if the proposed combination is consummated, the businesses may not be integrated successfully, including that expected synergies and other benefits of the combination may not be realized and unforeseen costs may arise; and disruption caused by the proposed transaction may adversely affect Shire;

•	Shire is dependent on information technology and its systems and infrastructure face certain risks, including from service disruptions, the loss of sensitive or confidential information, cyber-attacks and other security breaches or data leakages that could have a material adverse effect on Shire’s revenues, financial condition or results of operations;

•	Shire’s proposed acquisition of Dyax may not be consummated due to the occurrence of an event, change or other circumstances that gives rise to the termination of the merger agreement;

•	A governmental or regulatory approval required for the proposed acquisition of Dyax may not be obtained, or may be obtained subject to conditions that are not anticipated, or another condition to the closing of the proposed acquisition may not be satisfied;

•	Dyax may be unable to retain and hire key personnel and/or maintain its relationships with customers, suppliers and other business partners pending the consummation of the proposed acquisition by Shire, or Dyax business may be disrupted by the proposed acquisition, including increased costs and diversion of management time and resources;

difficulties in integrating Dyax into Shire may lead to the combined company not being able to realize the expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits at the time anticipated or at all;

and other risks and uncertainties detailed from time to time in Shire’s and Dyax’s filings with the Securities and Exchange Commission (the “SEC”), including those risks outlined in “Item 1A: Risk Factors” in Shire’s Annual Report on Form 10-K for the year ended December 31, 2014.

No statement in this announcement is intended as a profit forecast or a profit estimate and no statement in this announcement should be interpreted to mean that earnings per Shire security for the current or future financial years would necessarily match or exceed the historical published earnings per Shire security.

In assessing the proposed transaction, Shire used projections regarding its accretive impact and growth profile, which were based on internal forecasts of its Non GAAP diluted earnings per share. These forecasts are Non GAAP financial measures derived by excluding certain amounts that would be included in financial measures as determined under US GAAP. Amounts which have been excluded are consistent with Shire’s established Non GAAP policy, as included on pages 30 to 31 of Shire’s Q3 earnings release. Shire is unable to present quantitative reconciliations because management cannot currently reasonably predict with sufficient reliability all of the necessary components of the comparable US GAAP financial measure.

Dyax Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this press release may contain certain “forward-looking statements” (including “forward-looking statements” within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of Dyax Corp. and certain plans and objectives of the board of directors of Dyax. All statements other than statements of historical or current facts included in this press release are forward-looking statements. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “predict”, “intend”, “plan”, “contemplate”, “project”, “potential”, “goal”, “continue”, “believe”, “will”, “likely”, “may”, “should”, “would”, “could” or other words or terms of similar meaning. Such statements are based upon Dyax’s current beliefs and expectations and are subject to significant risks and uncertainties. Actual results may vary materially from those set forth in the forward-looking statements.

Although Dyax believes the expectations contained in its forward-looking statements are reasonable, it can give no assurance that such expectations will prove correct. Such risks and uncertainties include risks and uncertainties related to the proposed transaction with Shire Pharmaceuticals International, Parquet Courts, Inc. and Shire plc including, but not limited to:

•	the expected timing and likelihood of completion of the pending merger, including the timing, receipt and terms and conditions of any required governmental approvals of the pending merger that could cause the parties to abandon the transaction;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, including a termination of the merger agreement under circumstances that could require Dyax to pay a termination fee;

•	the possibility Dyax’s stockholders may not approve the merger;

•	the risk that the parties may not be able to satisfy the conditions to the proposed merger in a timely manner or at all;

•	the failure of the merger to close for any other reason;

•	the non-occurrence of the milestone event specified in the contingent value rights agreement;

•	risks related to disruption of management time from ongoing business operations due to the proposed merger;

•	limitations placed on Dyax’s ability to operate the business by the merger agreement;

•	the outcome of any legal proceedings instituted against Dyax and/or others relating to the merger agreement, and the transactions contemplated thereby, including the merger;

•	the risk that any announcements relating to the proposed merger could have adverse effects on the market price of Dyax’s common stock;

•	the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Dyax to retain and hire key personnel and maintain relationships with its suppliers and customers, and on its operating results and businesses generally; and

•	certain presently unknown or unforeseen factors, including, but not limited to, acts of terrorism and natural disasters.

Dyax cautions that the foregoing list of important factors that may affect future results is not exhaustive. Dyax undertakes no obligation to correct or update any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information on factors that may affect the business and financial results of Dyax can be found in the filings of Dyax made from time to time with the SEC.

Additional Information and Where to Find It

In connection with the merger, Dyax will prepare a proxy statement to be filed with the SEC. When completed, a definitive proxy statement and a form of proxy will be mailed to the stockholders of Dyax. BEFORE MAKING ANY VOTING DECISION, DYAX’S STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT REGARDING THE MERGER CAREFULLY AND IN ITS ENTIRETY BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Dyax’s stockholders will be able to obtain, without charge, a copy of the proxy statement (when available) and other relevant documents filed with the SEC from the SEC’s website at http://www.sec.gov. Dyax’s stockholders will also be able to obtain, without charge, a copy of the proxy statement and other relevant documents (when available) by directing a request by mail or telephone to Dyax Corp., Attn: Investor Relations, 55 Network Drive, Burlington, Massachusetts 01803, telephone: (617) 225-2500, or from Dyax’s website, http://www.dyax.com.

Participants in Solicitation

Dyax and its directors and officers may be deemed to be participants in the solicitation of proxies from Dyax’s stockholders with respect to the merger. Information about Dyax’s directors and executive officers and their ownership of Dyax’s common stock is set forth in the proxy statement for Dyax’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 14, 2015. Stockholders may obtain additional information regarding the interests of Dyax and its directors and executive officers in the merger, which may be different than those of Dyax’s stockholders generally, by reading the proxy statement and other relevant documents regarding the merger, when filed with the SEC.

Further Information

Deutsche Bank AG is authorised under German Banking Law (competent authority: European Central Bank) and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany’s Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and Financial Conduct Authority.